 Client Id: 77  Filed by Bristol-Myers Squibb Company Pursuant to Rule 425 of the Securities Act of 1933 and  deemed filed pursuant to Rule 14a-12of the Securities Exchange Act of 1934Subject Company: Celgene Corporation  Commission File No.: 001-34912  THOMSON REUTERS STREETEVENTS  EDITED TRANSCRIPT  CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  EVENT DATE/TIME: JANUARY 03, 2019 / 1:00PM GMT  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.
Filed by Bristol-Myers Squibb Company Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Celgene Corporation Commission File No.: 001-34912THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call EVENT DATE/TIME: JANUARY 03, 2019 / 1:00PM GMT

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  CORPORATE PARTICIPANTS  Charles A. Bancroft Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFOGiovanni Caforio Bristol-Myers Squibb Company - Chairman of the Board & CEOJohn E. Elicker Bristol-Myers Squibb Company - SVP of Corporate Affairs & IRMark J. Alles Celgene Corporation - Chairman & CEO  S. J. Rupert Vessey Celgene Corporation - President of Research & Early Development  Thomas J. Lynch Bristol-Myers Squibb Company - Executive VP of R&D & Chief Scientific Officer  CONFERENCE CALL PARTICIPANTS  Alex Arfaei BMO Capital Markets Equity Research - Pharmaceuticals Analyst  Christopher Thomas Schott JP Morgan Chase & Co, Research Division - Senior Analyst  David Reed Risinger Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst  Geoffrey Christopher Meacham Barclays Bank PLC, Research Division - MD & Senior Research Analyst  Geoffrey Craig Porges Leerink Partners LLC, Research Division - Director of Therapeutics Research, MD & Senior Biotechnology AnalystJason Matthew Gerberry BofA Merrill Lynch, Research Division - MD in US Equity Research  John Thomas Boris SunTrust Robinson Humphrey, Inc., Research Division - MD  Seamus Christopher Fernandez Guggenheim Securities, LLC, Research Division - Senior Analyst of Global PharmaceuticalsStephen Michael Scala Cowen and Company, LLC, Research Division - MD and Senior Research AnalystTimothy Minton Anderson Wolfe Research, LLC - MD of Equity Research  PRESENTATION  Operator  Good day, everyone. Welcome to today's conference and webcast to discuss the announcement. Today's call is being recorded. At this time, I wouldlike to turn the call over to John Elicker, Senior Vice President, Investor Relations and Corporate Affairs. Please go ahead.  John E. Elicker - Bristol-Myers Squibb Company - SVP of Corporate Affairs & IR  Thank you, and good morning, everybody, and thanks for joining our call today to discuss the combination of Bristol-Myers Squibb and Celgene.Joining me today are Giovanni Caforio, our Chairman and CEO; along with Charlie Bancroft, our CFO; as well as Mark Alles, Chairman and CEO ofCelgene.  Giovanni, Charlie and Mark will have prepared remarks. And then joining us for Q&A will be Tom Lynch, our Chief Scientific Officer; Chris Boerner,our Chief Commercial Officer; and Rupert Vessey, President, Research and Early Development at Celgene.  As a reminder, the call is being recorded and the press release and slide presentation regarding today's news are available on our website of bothBristol-Myers Squibb and Celgene.  I'll refer you to Slides 2 and 3 of the presentation for legal disclosures, and I will turn it over to Giovanni.  2  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO  Thank you, John. Good morning, everyone.  This is a historic day for both Bristol-Myers Squibb and Celgene. I am truly excited to be announcing the creation of a leading biopharma company.  There are many compelling benefits to this transaction, and we've got a lot to cover today. And we are announcing this news with strong momentumin our current business, as you can see from the EPS guidance we issued this morning.  Let's turn to Slide 5, which is a slide that many of you are familiar with.  As you know, at Bristol-Myers Squibb, for more than 10 years now, we've been executing a consistent strategy that has served us well, enabledsignificant earnings growth and positioned us as a leading biopharma company.  Our strategy is centered on combining the innovation and agility of biotech and the scale and flexibility of traditional pharma. It's also been focusedon key therapeutic areas with high unmet medical need and a strong cash flow foundation to help patients in their fight against serious diseases.  Today, we have announced the transaction that takes us to the next chapter as a company, and it does so in a way that is fully aligned with thisstrategic foundation. Together with Celgene and leveraging the power of the combined assets, people and technologies, we will build on, extendand strengthen this foundation, positioning the company for long-term sustainable growth. We will broaden our market portfolio, augment anddiversify our pipeline and maintain the speed and agility that is central to our approach.  Moving to Slide 6, you can really see the power of this combination. Let me walk you through some of the key feature of the company we arecreating, starting with the market products portfolio.  We are creating the #1 oncology franchise, with leading positions in both solid tumors, led by Opdivo and Yervoy, and hematologic malignancies,with Revlimid and Pomalyst. The combined portfolio also creates a top 5 immunology and inflammation franchise, led by Orencia and Otezla. Wewill maintain our position as the #1 cardiovascular franchise, led by Eliquis. We will have 9 products with more than $1 billion in annual sales andsignificant potential for growth in these areas.  Complementing this leading franchise of in-line products, the combined company will have an industry-leading late-stage and early-stage pipeline.  Looking to the late-stage pipeline first. We expect 6 near-term product launches over the next 12 to 24 months, representing more than $15 billionin revenue potential. This is in addition to a significant number of lifecycle readouts, most of which are in our I/O portfolio. The combined companywill also have a portfolio that is well positioned over the longer term, with a robust early-stage pipeline across our disease areas. We are excitedabout this early-stage assets, and I will highlight some of them in a few minutes. Importantly, all of these will be underpinned by cutting-edgetechnologies and discovery platforms that will enable us to accelerate new medicines for patients.  Our expertise in small molecules and biologics will be complemented by Celgene's expertise and their discovery platforms in protein homeostasis,cell therapy and more. Together, we will have expanded internal capabilities and strong external partnerships that will provide access to additionalmodalities.  Moving on to Slide 7. You will have seen the terms of the agreement in the press release, so I'm not going to spend time on those here. What I liketo highlight is that this transaction is financially compelling on day 1. We will deliver strong returns with immediate EPS accretion. Charlie willprovide more details later in the call.  Now moving to Slide 8. Let me tell you how I think about this opportunity and how it is aligned to our business development priorities.  3  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  We've always said that when we look at BD, it must be strategically aligned to our therapeutic areas of focus. It must bring compelling science, withthe potential for transformational medicines. And importantly, it must create value for shareholders. So when I look at this transaction, I believe itis clear we have met all of our criteria.  First, there is great therapeutic [fit] across both companies in oncology and immunology and inflammation. Second, when you look at the pipelineand scientific capabilities of Celgene, we see tremendous opportunities for transformational medicines. Finally, we've spent a lot of time analyzingthe opportunity, and I am confident we are creating value for Bristol-Myers Squibb shareholders. I am excited about what this means for thecompany.  And I'll now turn it over to Mark.  Mark J. Alles - Celgene Corporation - Chairman & CEO  Thanks, Giovanni, and good morning, everyone. I'm excited to join Giovanni and his leadership team today to announce the combination of ourindustry-leading companies. Bristol-Myers Squibb and Celgene are 2 innovation-focused companies coming together to build an even strongercompany with one mission: to discover, develop and deliver the most innovative medicines to patients with unmet needs across the continuumof care.  For Celgene's shareholders, this cash and stock transaction recognizes and unlocks significant value by delivering immediate and substantial cashvalue and providing meaningful participation in the combined company's future, owning approximately 31% of the company after closing. Celgene'sshareholders also benefit from an additional cash via dividends and the potential CVR payment.  The strategic vision of this transaction is obvious and compelling: it significantly enhances our strong global leadership in oncology and vaults ourinflammation and immunology business into the global top tier. Together with Bristol-Myers Squibb, we will have the financial strength to accelerateour research and development engine for sustainable long-term growth. Additionally, the combined company will continue its investment withour extensive portfolio of research partners. In short, the sum of the parts of each company has the potential to become the preeminent globalbiopharmaceutical company.  Before I turn the call back to Giovanni, I need to thank my Celgene colleagues for what they have built, what they are doing and will continue todo for many years to come. More than anything else, the combination of Bristol-Myers Squibb and Celgene will build on the skills, commitmentand passion of our people who are dedicated to changing human health. I am grateful to be part of such an incredible group and look forward tohelping Giovanni and all my colleagues deliver on the promise and potential of the new Bristol-Myers Squibb.  Thank you, and I'm pleased to turn the call back to Giovanni.  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEOThank you, Mark.  Let me now tell you how I am thinking of the new company and its different components, starting with our commercialized portfolio as a first valuedriver.  On Slide 10, you'll see that, together, we will have leading franchises in our 4 core therapeutic areas in large and growing markets. The combinedportfolio not only diversifies our revenue streams, but also provides a platform for sustained leadership.  Moving to Slide 11.  4  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  As I've said earlier, we are creating a leading oncology company by complementing the strengths of the solid tumor business from Bristol-MyersSquibb with Celgene's leading hematology portfolio.  Taking a look at Slide 12, you can see the success we've had at establishing our I/O portfolio as a key pillar in the treatment of solid tumors.  We have driven strong commercial execution in I/O, with $7.5 billion in annualized sales, more than 400 approvals for Opdivo and 17 U.S. indicationsin 4 years following the launch. Our I/O business continues to perform well in a highly competitive market, and we have strong commercialmomentum with leading shares in core indications.  Looking to the future, we are encouraged by the opportunities we have moving forward, including more than 20 near-term registrational readouts.We are also excited by the potential to move I/O into early disease settings, develop PD-1 combinations with existing standards of care and addressemerging I/O refractory second line.  All together, given the strength of our business and the opportunities that we see, I believe that we will continue to have a strong and leading I/Obusiness into the future. Importantly, we will ensure that our commercial and R&D teams remain focused on delivering the value of this business.  Looking at Slide 13.  Clearly, the multiple myeloma market today has been transformed by the medicines Celgene has developed to benefit patients with this disease.Given the foundation established by Revlimid and Pomalyst, we see the market evolving from the imid paradigm to one that includes new targetsand modalities, such as BCMA, CELMoD and CAR T. And we are very encouraged by the breadth of assets and modalities in Celgene's hematologypipeline.  There are also 4 near-term assets with the potential to launch in hematology in the next 12 to 24 months. All these together strengthens our beliefthat this company is best positioned for long-term leadership in hematology.  Let's turn to Slide 14.  One thing that may be on your mind is how we evaluated Revlimid and the IP situation. This is actually a slide from Celgene's presentation at theASH conference about a month ago.  We recognize that there is debate about the IP status of Revlimid. And as you would expect, we conducted extensive due diligence on Revlimid.We agree with how Celgene have described the IP situation. As we've looked at Revlimid, we have taken a more conservative view on sales that isin consensus models. As you would expect, we evaluated a range of potential outcomes, and we feel very good about the valuation.  As you can see from Slide 15, moving beyond oncology, I am excited about the opportunity we have in immunology and inflammation. We havea good foundation with Otezla and Orencia and 2 near term potential launches, with ozanimod and TYK2, which we are very excited about. Inaddition, we have an expanded portfolio of early-stage assets that provide increased scale to compete in this important disease area.  Moving to Slide 16.  The second key value driver of this transaction is the fact that the combined company will have 6 potential product launches in the next 12 to 24months, with significant revenue potential. We will have 2 potential launches in immunology and inflammation, TYK2 and ozanimod, and as yousee on the slide, 4 launches in hematology. These launches leverage the combined commercial capabilities across oncology and immunology andinflammation and will broaden Bristol-Myers Squibb market position with innovative and differentiated products.  We believe these assets have the potential to generate greater than $15 billion in peak sales, while adding scale and breadth to our immunologyand oncology franchises as well as being the first step to the next stage in hematology leadership.  5  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  On Slide 17, you can see our pipeline is broad and deep. It's well diversified across our therapeutic areas and stages of development. This pipelinebuilds a sustainable platform for growth beyond the near-term product launches. It represents an important third driver of value in this transaction.  We've already talked about the late-stage portfolio. Now going a little deeper on Slide 18, on the pipeline, the assets we're highlighting are onesto watch over the next several years as they advance through the next stages of development.  As you see on Slide 19, and we have touched on this already, success in this industry is based on innovation underpinned by great science. Andclearly, BMS and Celgene have successfully demonstrated this over the last 10 years, with a profound impact on patient lives. I am really excitedto bring these 2 organizations together that will create the leading science and innovation-based biopharmaceutical company.  Now I'll turn it over to Charlie to provide more detail on the financial benefits.  Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFOThanks, Giovanni. Good morning, everyone.  Turning to Slide 20.  As Giovanni explained, we also view this as a very compelling transaction from a financial perspective. In terms of consideration, as you've all seenin our press release, each Celgene shareholder will receive $50 in cash, 1 BMS share and 1 CVR.  Let me briefly walk you through some of the details on the CVR. We structured the CVR to align the interest of Bristol-Myers Squibb and Celgeneshareholders for a scenario where there are multiple successes from the near-term portfolio. The CVR will be paid only if all 3 products are approvedin the appropriate time, which we view as a clear value-creating scenario for shareholders of both companies.  On the next slide, Page 21, I'll walk you through some of the details of the financial benefits of this transaction.  We expect the transaction will bring significant financial benefits to shareholders of both companies from day 1. We believe we'll generate returnsin excess of both companies' cost of capital and deliver more than 40% accretion in the first full year.  From a balance sheet perspective, we will remain in a very strong position. We project substantial free cash flow in excess of $45 billion in the first  3 years, which provides us with the flexibility to delever and maintain strong investment grade credit rating. It also supports our continuedcommitment to our dividend, as evidenced by our announcement a month ago on our 10th consecutive annual increase, which will benefitshareholders from both companies. Finally, you'll note that we've announced an intent to execute a $5 billion ASR upon closing the transaction.  Let me now touch on synergies, which you can see on Page 22, which we view as an important fourth value driver.  The synergies of $2.5 billion are an important additional source of value. We anticipate that the savings will come from across the P&L, includingSG&A, R&D and manufacturing. We estimate the synergies will constitute roughly 13% of pro forma combined spend, which is in line with previoustransactions of this size and scope. Critical of how we think about synergies will be the following guiding principles to ensure we retain talent,protect key value drivers and leverage the enhanced scale of the new company.  Turning to Slide 23, you'll see some of the financing details. As you've seen in the press release, this transaction is not contingent on financing, aswe've already secured a bridge facility. With respect to the outstanding Celgene debt, it will be pari passu to existing BMS debt.  Moving to Slide 24. We are confident that we have a clear roadmap ahead to complete this transaction. We are expecting to close in the thirdquarter of this year, subject to shareholder votes from both companies, receipt of regulatory approvals and other customary closing conditions.  With that, I'll hand it back to Giovanni.  6  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO  Thank you, Charlie.  To conclude our remarks, I want to highlight how excited I am about the opportunity we have to create a premier innovative biopharma company.We will be building on the strong patient focus that is core to both companies. For employees of both companies, we believe this combinationwill provide additional growth and advancement opportunities over the years to come. I am incredibly proud of the team we've built at Bristol-MyersSquibb, and I look forward to welcoming the talented members of the Celgene team.  With that, I'll open up for Q&A. Operator?  John E. Elicker - Bristol-Myers Squibb Company - SVP of Corporate Affairs & IR  Yes. Thank you all. I think we're ready to go to the Q&A, and just to remind everybody, Giovanni, Mark and Charlie are obviously here for yourquestions, but Tom, Rupert and Chris are here as well. Nicole?  QUESTIONS AND ANSWERS  Operator  (Operator Instructions) We'll take our first question from Chris Schott with JPMorgan.  Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst  I guess, my question is a bigger picture one to start with here. Historically, large M&A in the group has had a very mixed track record. Just help usunderstand why we should think about this differently as what other has got wrong and how you think you can avoid those challenges? And thenas a follow-on to that, I just was interested in the timing of the transaction. I think about the Bristol side of the business, it does seem like you havea number of important Opdivo readouts coming over the next year or so, so just what led you to think about doing a deal now versus waiting forsome of those readouts as we think about kind of if you're using stock, et cetera?  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO  Thank you, Chris. Let me start by discussing the value of this transaction. And from my perspective, this is a truly unique combination of 2 verycomplementary companies. When you look at the product portfolio and the pipeline, there is extraordinary complementarity. The companies areactive in areas of science, which are the same: oncology, immunology and inflammation. At the same time, they're complementary because wehave a presence in solid tumors, Celgene is a leader in hematology. Together, we build a strong immuno science franchise. Again, as I said, thecomplementarity of these 2 companies is quite unique. And in fact, because of that, we've been discussing the potential for this combination forquite some time. And when you think about the value drivers, there are really 4 drivers of value here. The first one is the scale of the commercialportfolio that enables us to bring together leading franchises in the fastest-growing areas of the pharmaceutical market. Obviously, the secondand really important value driver is that we have a number of short-term launches happening. In the next 12 to 24 months, 6 launches, which willdeliver the value of this combination in the short term to shareholders. The third value driver is the synergies, which we are focused on obtaining.And then, obviously, the fourth value driver is the early and mid-stage pipeline, which is extremely broad and deep across multiple modalities. Sowhen you look at it all together, it is a very unique combination of 2 companies that bringing -- that bring together a very complementary set ofopportunities from all points of view.  7  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  In terms of why now, where we are as Bristol-Myers Squibb, we are coming out of a very strong 2018. Today, we issued guidance for '19. From anEPS perspective, that clearly confirms the momentum in our business. Given the number of short-term launches and growth opportunities, webelieve this is the right time. And from my perspective, I feel comfortable that, on the solid tumor side, we will be able to keep our teams focusedon delivering on the growth opportunities that we have and the multiple catalysts that we have with 20 registrational readouts. We've been verythoughtful and very careful with respect to how we've structured the deal. And I like to ask Charlie to give you his perspective about that.  Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO  Thanks, Chris, and good morning. So we thought very carefully about using stock in this transaction. And I would say, overall, this is a very compellingacquisition from a value-creation perspective, including using our stock. And we really used equity for 2 reasons: one, we believe it's important tomaintain the flexibility that comes from continuing to have a very strong credit rating; and two, it also allows for Celgene shareholders to continueas owners of the combined business as they wanted to participate in the potential upside of the combined company. So regarding how we'vechosen to finance the transaction, there were a number of attracting sort of factors. One was cash on hand, but also the significant debt complexthat we would have post-acquisition. But we do have -- we'd start a very strong balance sheet because we were able to delever pretty quickly. Andit's also to point out that, as I said in my comments, we're also going to execute a $5 billion ASR post-acquisition that will partially offset the dilutionto existing BMS shareholders.  Operator  We'll take our next question from Geoff Meacham with Barclays.  Geoffrey Christopher Meacham - Barclays Bank PLC, Research Division - MD & Senior Research Analyst  Giovanni, I wanted to ask you where the cell therapy platform fits in your strategic priorities. It's not been a focus area for Bristol, previously. Andalong these lines, obviously, you have the value drivers of JCAR and 2121, which were very important to Celgene. How do you consider these inthe valuation of the deal and then how do you look at the potential for solid tumors down the road with respect to the cell therapy platform?  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO  Yes, Geoff. Let me just start very quickly, and then Tom and Rupert will add their perspective. I am very excited with the opportunity to enter thefield of cell therapy with the leading franchise that Celgene has built very thoughtfully over the last few years. When you think about our presencein oncology, we have a number of really exciting platforms. And by adding cell therapy now, we have significantly broadened our opportunity toparticipate in the growth and evolution of the oncology market. But, Tom?  Thomas J. Lynch - Bristol-Myers Squibb Company - Executive VP of R&D & Chief Scientific Officer  And, Giovanni, just to add to that, I think we've said for quite some time that we've been looking at cell therapy opportunities and looking tocomplement our immunotherapy approach. And just to remind folks, if you think about the 4 pillars, the way the immune system attacks cancer,we have a very strong PD-1, CTLA-4, IL-2, with our relationship with Nektar, our NKTR-214. And now we add the best-in-class cell therapies approach.And when I've look at the Celgene portfolio, I was incredibly impressed by the work that Rupert and others have done, particularly against BCMAand CD19. These really are transformative products.  S. J. Rupert Vessey - Celgene Corporation - President of Research & Early Development  Yes, Tom, thanks. Geoff, it's Rupert here. I agree. I mean, one of the great value drivers here will be the combinatorial opportunities that Tom justalluded to. I think the other thing is to look at the portfolio. So, of course, we're well ahead in BCMA, CAR T. As you know, we've just finished enrolling  8  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  the pivotal trial for that program. JCAR017 liso-cell continues to have a best-in-class profile, and you're familiar with the plan for moving thatforward. And then I'll just add that something I always say when I'm asked about the cellular therapy platform. First of all, we've now treated morepeople with cell therapies than anybody else. We have a huge data set, over 700 people treated. The insights that we are gaining from that intooptimization of next-generation cellular therapies is not to be underestimated. And we should also think of cellular therapies as an emergingmodality rather in the way that antibodies were 20 or 30 years ago, and they take time to optimize, but I can absolutely assure you that there arenext-generation candidates coming forward. There are process changes and improvements and bolt-on technologies that I think will continue toopen up this field in a really exciting way for the new company.  Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO  Yes. And let me just add from a commercial perspective that we're incredibly excited about not only the platform for CAR T, generally, but also thespecific cellular therapies from Celgene. Obviously, you all know this is a challenging space from a commercial standpoint, but as we think aboutsome of these are going to be critical for success, there are probably a few things I would highlight. First, you need to have a differentiated profile.Second, access and the access environment is going to have to change in a positive direction. We're going to have to expand the pool of eligiblepatients who are considered for these therapies. And importantly, we're going to have to ensure that the patient and physician experiences are asgood as they can be with these agents. As I think about each of those, as has already been suggested, we have a real opportunity to have differentiatedagents here. You can't lump all of these CAR Ts together, they're very different in terms of their biological make up. If you've seen one cell -- oneCAR T, you've seen one CAR T. And when we look at the data from both liso-cel and BB21, we see a differentiated profile. Liso-cel responses are ator better than those you've seen with this CAR T and Kymriah, with generally less severe AEs. And with bb21 -- bb2121, we think there's a greatopportunity to be first to market with BCMA CAR T and have deeper responses in other BCMA modalities, at least based on what we've seen so far.Obviously, the access environment has been challenging. There have been some positive changes of late, we need to see that continue. I will saythat this is an area we have deep access experience that we can bring to the table and, hopefully, help shape that in a positive direction. And if wedo that along with the differentiated profile, we think you will see an expanded pool of patients who can benefit from these agents. And then thelast thing I would highlight is that this is an area where I think the combined company really does bring a lot of core capabilities. I've talked aboutthe deep expertise we bring from an access standpoint. I would just highlight the Celgene leadership and legacy in hematology as being criticallyimportant here. So as I sum all of that up, I think I feel really good about the commercial opportunity there.  Operator  We will go to Tim Anderson from Wolfe Research.  Timothy Minton Anderson - Wolfe Research, LLC - MD of Equity Research  A few questions. So Celgene, you guys are talking about it being a great company and there are certainly some interesting near-term assets. Butthe P/E multiple on Celgene on 2020 earnings is 6x, so it's the lowest multiple stock in the innovative biopharma space, which speaks to, I think,investor concerns about Revlimid. So in this transaction, you're not giving any long-term guidance, all you've made is a comment about, I think,thinking The Street is mis-modeling Revlimid LOE, so I'm hoping you can address that in a little more detail what do you think is being mis-modeledexactly? And kind of related to this topic, another debate that's going to arise is your confidence in Opdivo, which is your lead asset. There's beena lot of controversy given some of the readouts. There's uncertainty on where the product stands in first line lung, and you've got trials coming upthat are going to help answer that question. You've only talked about Opdivo in 2019, saying it's going to grow, but you haven't given anycommentary past 2019. So maybe as part of that first answer, you can also talk about your confidence about the growth trajectory of Opdivo beyond2019.  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO  Thank you, Tim. Let me just cover the different elements of the question you asked. So first of all, let me start with Opdivo, I think that's reallyimportant. As I said, we feel really good about the momentum with Opdivo coming out of 2018. We've described Opdivo as a growing brand in  9  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  2019. There are over 20 registrational studies ongoing, and we are very excited about the potential for growth of Opdivo going forward. Thecommitment to Opdivo, obviously, as our key franchise, remains a strong as it's always been. And actually, the strength of our current position isone of the reasons why we feel good about doing this transaction now. With respect to your questions about Revlimid, as I've said in my remarks,we have, as you can imagine, done a lot of due diligence on this. We feel good about what we've seen. And we've presented in my remarks theslide that Mark presents -- presented at ASH, which describes the current status of the Revlimid IP. I've also said, we've obviously looked at a numberof different scenarios. Our scenario with respect to the valuation is somewhat more conservative to the one that is reflected in consensus. But we'velooked at different scenarios, and we feel good about the valuation under the scenarios we've looked at. Ultimately, while Revlimid is important,this is an important deal with respect to the future growth of the company. The value drivers that we have emphasized are the 6 upcoming launchesof the combined company, which are near-term growth opportunities. And then following that, the synergies, we are confident we are going tobe able to deliver. And lastly, and importantly, the breadth and depth of the early- and mid-stage pipeline for long-term growth. So that's wherewe are, and I am confident that under the scenarios we have looked at, this is a great deal for BMS shareholders from a value perspective.  Operator  We'll take our next question from Alex Arfaei with BMO Capital Markets.  Alex Arfaei - BMO Capital Markets Equity Research - Pharmaceuticals Analyst  Giovanni, just wondering if you could clarify -- just build a little bit more on your recent answer. You mentioned you've been evaluating this dealfor some time. We're just trying to figure out what strategic priorities drove the transaction. Was it the need to diversify from I/O, boost the pipeline?And to what extent was this opportunistic given Celgene's valuation? I'm just trying to figure out, I guess, if you could rank those items in terms ofimportance for you.  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO  Well, I think, Alex, all of those things are important, in fact, because I believe that this deal diversifies our current commercial franchises, bringsstrength to all of them. We strengthened the oncology solid tumor presence we have with a leadership position in hematology, so we diversifiedthe in-line business. Importantly, we strengthened the number of Phase III assets in the company, and we now have 6 near-term launch opportunities.And again, I stress the word near-term because a number of those that are imminent files, they are going to be submitted to regulatory authorities.So this is not a strategic priority that will deliver in the long term, there are concrete short-term growth opportunities that this deal will deliver toBristol-Myers Squibb. The synergies are important and the long-term sustainability of the growth is important. When you look at the combinedcompany, I believe there is value to be created immediately in the medium term and in the long term. And as I mentioned before, I think aboutRevlimid as a really important product. I think about Revlimid as the foundation based on which we can maintain a leadership presence in hematology.But this deal is not about Revlimid, this deal is about the short-term launches, the medium- and the long-term optionality of the pipeline. And interms of the timing, I believe it is always a combination of multiple factors. As I said, we've been discussing this for some time at the companybecause of the natural fit of the 2 company -- 2 companies. I think this is the right time. I believe the value is right to deliver value to BMS shareholders.And the participation of Celgene shareholder in the new company will do that for Celgene shareholders as well. I personally also believe that weare entering a time of continued evolution of market dynamics from a payer perspective. And I believe that we have a history at Bristol-MyersSquibb to our strategy of transforming ahead of market changes. And I think that, again, we are gaining the scale, the critical mass, the level ofdiversification needed in order to succeed in tomorrow's market, ahead of many of those trends playing out, and I think it is the right time.  Operator  We'll take our next question from Seamus Fernandez with Guggenheim.  10  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  Seamus Christopher Fernandez - Guggenheim Securities, LLC, Research Division - Senior Analyst of Global Pharmaceuticals  So, really, I guess, the big question is, given the timing I think folks asked about this already, but you do have several important positions in lungcancer, trials in lung cancer, to read out in the short term. Can you just give us your view of the go-forward contribution of lung cancer? You guyshave talked a lot about the sustained position in second line. But, I guess, we're all wondering how visibility is at this point on your position orpotential position globally in first-line lung cancer. And just as a follow-up question to your last comment, Giovanni, about changing markets andpotential transforming markets. Can you just help us understand where your area of greatest concern and confidence is in the current volatilelandscape?  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO  Thank you, Seamus. So let me just say at very high level from the perspective of lung cancer. As you know, we have a very broad program, thereare a number of readouts over the next period. They remain clearly the focus for our organization. If you think about the combined company, Iwould envision the oncology solid tumor organization of the new company to beat the current Bristol-Myers Squibb organization. And as a resultof that, I don't expect us to have any disruption with respect to our ability to execute there. And nothing has changed with respect to how we thinkabout our ability to sustain a leadership position in second-line and the optionality that the broad first-line program provides to us. With respect  -- what I would add is that this is a large transaction, of course. We are creating a leading company. But one of the things that I feel really goodabout is that the new company continues to be really focused. The number of therapeutic areas, the area of science, it's extraordinary how 2 largecompanies can come together and remain as focused as the 2 companies were before the transaction. So I feel really good about that. With respectto uncertainty in the marketplace, I guess, what I can say, as you know, it's very early with respect to thinking about how policy may evolve in theU.S. But I actually feel good about having 9 assets with over $1 billion in sales, reimbursement modalities that go from Part B to Part D cell therapy,evolving and very much going in the right direction. I believe breadth is important. And I do believe that depth of presence as leaders in thetherapeutic areas in which you talk to payers will be increasingly important. And critical mass, I've always described critical mass as important inhighly managed markets and areas. And as the leading oncology company, which is what we are creating today, our competitive positions, includingwith payers, improves no matter what some of the details or policy evolution will be.  Operator  Our next question comes from Steve Scala with Cowen.  Stephen Michael Scala - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst  A lingering concern with Bristol is visibility on the longer-term outlook, given competition in I/O and patent expirations on both Opdivo and Eliquisin the second half of the next decade. It's not clear how buying Celgene increases visibility, particularly given the patent issue with Revlimid, whicheven in the best case will go lose its protection in a similar time period. Now I appreciate there are many new product launches, but the $15 billionyou are saying they could contribute is less than the likely Opdivo peak sales forecast, so lots of uncertainty here. In the past, in times of greatuncertainty, Bristol has provided floor EPS guidance in an out year. 2022 EPS consensus for Bristol is $5.33, so I wonder if you'd be willing to saythat, that is now the floor or perhaps it's a reasonable number. And related to all this, are there any likely or necessary divestures upon completionof the deal?  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO  Thank you, Steve. So let me just say a couple of things. With respect to the comments you had on losses of exclusivity and long-term sustainabilityof our growth, I believe that, this morning, we provided you with the first really good insight about the optionality that exists in the pipeline. Wesee significant opportunity from 6 upcoming launches for many of the products that will be potentially launched in the next 12 to 24 months. Thelaunch will be the first of a number of potential follow-up indications that broaden the opportunities for these products. We see significantopportunity coming from the mid- and early-stage pipeline. We've highlighted some of the products already in the deck that we believe are likelyto be the next areas of focus for the company to think about mid- and long-term growth. And of course on the sort of foundation of all of that,  11  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  there is significant opportunity for growth with Eliquis and Opdivo. We have not discussed Eliquis today, but just -- let me just remind you withOpdivo that a number of the 20 registrational opportunities I discussed will be in the adjuvant setting, which is a totally new field for us. So whenI think about the short, the medium and the long term, I think about great optionality for growth. In the medium and in the long term, the companywill also continue to focus on business development as a really important strategy, but we have significant strengthened our outlook through thispotential combination. One of the things, to answer your second question, so is we're not providing long-term guidance at this point, but we feelreally good about the growth prospects of the company. My perspective is that the businesses are complementary and there are no major overlapsthat I am concerned about. You see and you know that we just divested our consumer medicines business in France, that was an important stepto continue to focus our portfolio. But overall, I would say, the complementarity of the portfolio from a modality perspective, therapeutic areaperspective and timing perspective makes this combination quite powerful.  Operator  Our next question is from Jason Gerberry with Bank of America.  Jason Matthew Gerberry - BofA Merrill Lynch, Research Division - MD in US Equity Research  Just wanted to come back and just follow-up a little bit around the comments about conservatism, your -- Bristol's conservatism around the Revlimidassumptions versus where consensus is modeling in that. Is that something that you differ as it pertains to this sort of post-2026 dynamic and moreof a true cliff -- or more of a true cliff even in the 2024 to 2025 limited quantity period of time. I'm just curious if your difference is really sort of inthe nature of the cliff or in the ramp -- the ramp up of Revlimid sales leading up to the entry of the first generic.  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO  No. What I would say, Jason, is that we -- as I said, we have looked at this very carefully. Mark presented a really good updated at ASH months ago.I think we are very comfortable with the way Celgene has been looking at the Revlimid and the Revlimid IP issue. I think you would expect us tomodel a number of scenarios. As I said before, this deal is really all about the launches, the pipeline, the value of the synergies. But clearly, thefinancial value of Revlimid is really important, and as a result of that, we have looked at that very carefully.  Operator  Our next question is from David Risinger with Morgan Stanley.  David Reed Risinger - Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst  Congrats on the transaction. I am curious and want to hear a little more color about your assessment of Celgene's pipeline. You've obviouslycommented on it already, but it would be helpful if you could dig in a little deeper to help us understand what you think the consensus currentlyunder-appreciates about Celgene's pipeline.  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEOThank you. Tom, why don't you take that?  Thomas J. Lynch - Bristol-Myers Squibb Company - Executive VP of R&D & Chief Scientific Officer  I'll start and then ask Rupert for his comments as well. So Giovanni said at the very beginning, one of the key points of the way we look at this isthat you're bringing together 2 very large, very successful companies, which really have complementary but very well-aligned pipelines, in that  12  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  the areas that we're looking at, exploring the immune system, understanding what underlies both the immuno reaction to cancer and immunesystem (inaudible) in autoimmune disease. These are fundamental similarities between 2 companies, and I think that gives us a remarkableopportunity for a complementary approach in this setting. There are a couple of things. I mean, when I look at Celgene, I look at a company thathas completely transformed the way patients with myeloma are treated. Very much the way we have completely transformed the way patientswith melanoma and renal cell cancer have been treated. When you think of how both of these companies have made an enormous contributionto human health over the past decade, they're very similar in those 2 respects. And what I'm struck by when I look at Celgene is how that pathcontinues as we move forward. So yes, the image are extremely important, but when you look at what's behind the image, the understanding ofthe science of what drives the response to Revlimid and Pomalyst, understanding that protein homeostasis within the cell is really a crucial part ofhow we get our antitumor responses, with the CELMoDs which are being developed by Celgene, have extreme potential, not just in diseases, likemyeloma or other hematologic malignancies, but potentially even having applicability into solid tumors. When one looks at the areas of cellulartherapy, you are looking at the finest company in the world in terms of their cellular therapy abilities, and so that again also adds to this. And then,finally, in immuno science, you look at a drug like ozanimod and you look at the potential of ozanimod as -- and our drug TYK2 as we look forward,to really expand the ability of oral agents to make a big difference in patients with autoimmune disease. We have not been in the MS space before,but in multiple sclerosis, the ozanimod offers great potential. And then both ozanimod and TYK2 offer great potential for patients with inflammatorybowel disease down the road as well. And then when one looks deeper in the pipeline, you see that, together, we have about 60 agents, which arein development, which we believe have the potential to offer value in the late phase of this, in the 2026 to 2029 framework. So you see alignmentaround strategy, you see alignment around the commitment to translational science and fundamental biology. And again, I think this has characterizedboth companies as we move forward. Rupert?  S. J. Rupert Vessey - Celgene Corporation - President of Research & Early Development  Yes. Tom, I think you've covered it extremely well. So, I mean, clearly, we talked a lot about the 5 near-term products that Celgene is bringing tothe table in this transaction. They're visible, most of you know, a lot about those and they're real and they're on their path. From a Celgene pointof view, looking further back, we have a whole campaign around BCMA for the treatment of myeloma. And we're the leaders in this, we've got theleading cellular therapy. We have a differentiated bispecific antibody, which is moving along very nicely in the clinic. We also have an antibodydrug conjugate, which is just about to be filed as an IND. So we've got all approaches to that extremely highly validated target, which positionsthat part of the pipeline extremely well. Tom mentioned the cellular therapies and I talked about those earlier, so I won't go back over thosecomments. But the other piece that I think is really worth highlighting is the protein homeostasis platform. We did a deep dive on this a couple ofyears ago for our investor community. That information is available, should you like to go back and look at that. And things have advanceddramatically since then. Celgene is the leader in understanding how to use the cerebellum pathway to degrade critical target proteins. And we'vebeen at the forefront of understanding the mechanism of action of these drugs. We have several cerebellum-modulating drugs that are now inthe clinic. They're for myeloma, they're for AML, they're for lymphoma. They're advancing extremely well. And behind that, there is a significanteffort to move this into solid tumors. We're also able to leverage this technology for other strategies of protein degradation, and what this doesfor you is open up the opportunity to go after drug targets that are completely inaccessible to standard modalities, such as conventional smallmolecule chemistry or biologics. I think this part of the portfolio will be extremely complementary to what BMS has in the pipeline. And I think youcan look forward to a lot of extremely important combinatorial studies from the extensive pipeline that we now have.  Operator  We have a question from John Boris with SunTrust.  John Thomas Boris - SunTrust Robinson Humphrey, Inc., Research Division - MD  Congratulations on the deal. The first just has to do with a lot of e-mails we've gotten on the contingent value rights for the 3 assets. In fact, oneof the assets with blue is the bb2121 is obviously in a partnership. Those that are partnered to -- is there any impact on that partnership from thetransaction? And then on those 3 drugs, can you talk about probability of success, some of the clinical data filing timelines and approval? Can yougive some specific -- more specific information on that? And then secondly, on the breakup fee, is there any breakup fee should you decide not togo through with the transaction? And then lastly, did Celgene entertain any other competitive bidders?  13  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO  So Charlie, do you want to start?  Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO  Yes. So for bb2121, and Mark is here and can confirm that there is no issue with having the CVR and bb2121.  Mark J. Alles - Celgene Corporation - Chairman & CEO  No. And I'd only add, Charlie -- exactly right. I'd only add that the CVR actually contemplates the importance to both companies of bb2121 and itsbest-in-class first-in-class status.  Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO  Yes. And in regard to the breakup fee, there will be a breakup fee, that's customary and sort of standard in deals of this transaction.  Mark J. Alles - Celgene Corporation - Chairman & CEO  With respect to the process, we're very confident that this transaction with BMS is the best alternative available to Celgene. It delivers immediatesubstantial value to our shareholders. It allows them to participate, as you've heard from Giovanni and Charlie this morning, in the opportunity forlong-term sustainable growth by the combination. So we feel very, very good that this is the right transaction at the right time for Celgene.  Operator  Our final question will be from Geoffrey Porges with Leerink Partners.  Geoffrey Craig Porges - Leerink Partners LLC, Research Division - Director of Therapeutics Research, MD & Senior Biotechnology Analyst  A follow up on the question about breakup fees. Is there a collar for the Bristol share price associated with the transaction? We are in volatile marketsand just want to know whether there is any limit to Celgene's owners or recommendation of Celgene's board. And then just on the pipeline, arethere any obvious combination strategies that you have seen, Tom or Rupert, when you've looked over the portfolios in terms of parts that youmay codevelop or study in combination that you may not have done previously?  Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFOYes. So Geoffrey, just in context of the deal, there is no collar. It's a straight one-to-one exchange.  Thomas J. Lynch - Bristol-Myers Squibb Company - Executive VP of R&D & Chief Scientific Officer  Regarding combinations, I think that Rupert alluded to this earlier, I think that many people are interested in trying to unlock the potential of whatcell therapies would do when used in combination with checkpoint inhibitors. So PD-1 drugs with cell therapies is an area that I think would makea lot of sense, both in terms of thinking about how we approach diseases like hematologic malignancies and melanoma and renal cell, but alsothinking about how this could unlock the potential of immunologic approaches to "cold" tumors. So I think there are a lot of potential opportunitiesin that cancer space as well. Then I think the other point to think about in terms of combinations is how do we approach autoimmune disease. I  14  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.

 Client Id: 77  JANUARY 03, 2019 / 1:00PM, CELG - Bristol-Myers Squibb Co to Acquire Celgene Corp M&A Call  think it's really important for people to recognize that there remains remarkable unmet need for patients who have inflammatory bowel diseases,both UC and Crohn's, while a number of agents have definitely changed the way these diseases are created, there are still patients who are sufferingfrom these diseases. And I look at the Celgene pipeline or to our pipeline, and I think that we have the opportunity there for some combinatorialactivity that could actually make a difference in treating these diseases, long term.  Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEO  Thank you, Tom, and thanks, everyone. As we close, let me just say I thank you for participating in this call. This is a really historic day for bothcompanies. I am excited at Bristol-Myers Squibb that we are creating a premier innovation biopharma company. We have discussed on the call theopportunities in the short term for creation of value for our shareholders, medium and long term with respect to the sustainability of our growth,and the value that this transaction generates. I'm really excited about this. Obviously, our team remains available for all of you to continue to answerquestion. I want to thank you for being on the call, and wish you Happy New Year.  John E. Elicker - Bristol-Myers Squibb Company - SVP of Corporate Affairs & IRThat concludes the call, Nicole. Thank you.  Operator  Thank you. Once again, ladies and gentlemen, that does concludes today's conference. We appreciate your participation today. You may nowdisconnect.  DISCLAIMER  Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.  In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based uponcurrent expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are morespecifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of theassumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.  THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION,THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUMEANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLECOMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.  ©2019, Thomson Reuters. All Rights Reserved. 12250871-2019-01-03T15:39:48.683  15  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and itsaffiliated companies.